Riley Acquisition LLC
11100 Santa Monica Blvd.
Suite 810
Los Angeles, CA 90025
January 8, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	NetManage, Inc. Schedule TO-T filed December 20, 2006 by Riley Acquisition LLC File No. 005-43535
Ladies and Gentlemen:
Regarding the Schedule TO-T filed with the Commission on December 20, 2006 (the “Filing”), Riley Acquisition LLC (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments in the Filing do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
RILEY ACQUISITION LLC

By:	/s/ JOHN AHN
	Name:	John Ahn
	Title:	Manager